Exhibit 99.1

Constellium awarded multi-year contract to supply advanced aluminium solutions to The Boeing Company

New York, 21 November, 2013 – Constellium N.V. (NYSE and NYSE Euronext: CSTM) announced today that the company has been awarded a multi-year agreement with The Boeing Company to support all of The Boeing Company’s leading commercial airplane programs. With this agreement, Constellium will increase both the scope and range of products it supplies.

Under the new agreement, Constellium will supply The Boeing Company aluminium products for airframes utilizing Constellium’s current and advanced-generation aluminium alloys. The contract notably includes the continued supply of AIRWARE®, Constellium’s low-density Aluminium-Lithium solution, for the Boeing 787 Dreamliner airplane. The products will be supplied from Constellium’s two major Aerospace and Transportation manufacturing sites in Ravenswood, WV and in Issoire, France. In the context of unprecedented aircraft production rates forecasted for the next 5 years, these plants provide a combination of capabilities to secure The Boeing Company’s requirements.

“This agreement further strengthens the solid partnership that Constellium and Boeing have built over the past 25 years,” explained Pierre Vareille, CEO of Constellium. “We look forward to increasing our collaborative efforts to drive value for Boeing and to address the economic and technical challenges of future programs”.

A global leader for aerospace aluminium plate production, Constellium produces advanced alloys and cutting–edge technological solutions. Its technology portfolio, which includes AIRWARE®, illustrates its capacity to leverage the potential of aluminium solutions for the aerospace industry. Developed by Constellium’s world-class research center in Voreppe (France), AIRWARE® is designed to help the aerospace industry address all the challenges ahead, from reducing weight and maintenance expense, to lowering environmental footprints with closed recycling loops.

Forward Looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, those set forth in our most recent Form F-1 Registration Statement, and described from time to time in subsequent reports, filed with the U. S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.6 billion of revenue in 2012.

www.constellium.com